Exhibit 99.1

Gold Royalty Announces Amended and Upsized Revolving Credit Facility of up to US$150 Million at Reduced Interest Cost and Provides an Update on Selected Portfolio Assets

Vancouver, British Columbia – February 19, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into an agreement to upsize and amend its existing credit facility (“the Facility”) to up to US$150 million with a syndicate of banks consisting of the Bank of Montreal, National Bank Capital Markets, and the Royal Bank of Canada.

The amended and upsized Facility now consists of a US$125 million secured revolving credit line with an accordion feature allowing for an additional US$25 million, subject to certain conditions, for total borrowing capacity of US$150 million. The Facility will bear a reduced interest rate based on SOFR plus a margin of 2.25%-3.25%, reflecting a 25-basis points interest rate reduction. The Facility matures in November 2028.

Andrew Gubbels, Chief Financial Officer, commented: “Following our recent acquisitions, we are pleased to announce this increased Facility with a growing syndicate of supportive lenders. In addition to reducing our cost of capital, the Facility positions us to execute our growth strategy efficiently in the future.”

Gold Royalty is also pleased with recent positive progress updates disclosed by the owners and operators of assets on which it holds royalties or streams. These include:

●	Borborema (2.75% NSR) – Aura Minerals announced on January 12, 2026 that production totalled 15,777 gold equivalent ounces (“GEO”) in the fourth quarter, up 54% quarter-over-quarter reflecting progress as the operation continues to ramp up to its full production run rate. In a December 2025 investor presentation, available on its website, Aura disclosed that it expected to complete studies to approximately double plant capacity to 4 million tonnes per annum (“Mtpa”) and water system upgrades in the second quarter of 2026.
●	Borden (0.5% NSR, partial coverage) – Discovery Silver announced on February 10, 2026 that it continues to get encouraging results from underground drilling along a 300m strike length of the Main Zone, with mineralization being extended both along trend to the east and northeast.
●	Côté Gold (0.75% NSR, partial coverage) – IAMGOLD announced on February 17, 2026 that it will focus on the stability and efficiency of its mining and milling practices at Côté in 2026. It also disclosed that installation of the additional secondary crusher was completed in November 2025 and commissioned in December 2025 with both cone crushers tested and operating in parallel. It further disclosed that installation of an additional Vertimill is planned for early 2027. IAMGOLD also plans to complete a technical report by the end of 2026; the study will consider a larger scale Côté Gold Mine with a conceptual mine plan targeting both the Côté and Gosselin zones over the life of mine.
●	County Line (3% NSR) – Fortitude Gold announced on January 7, 2026 that its County Line mine had commenced operations and had made its first shipment of mineralization to the Isabella Pearl gold processing facility. It also disclosed that it plans to deliver gold to the processing facility from three different sources – Isabella Pearl (Gold Royalty 0.375% gross revenue royalty), County Line, and Scarlet South – in 2026.
●	Granite Creek (10% NPI) – i-80 Gold reported high grade assay results from its infill drill program at the Granite Creek underground on January 20, 2026. It disclosed that the results support its geological model, confirming the continuity and high-grade nature of the deposit. It further states that the South Pacific Zone remains open to the north and at depth and will continue to be tested through additional drilling. It also disclosed that it expected that an updated Granite Creek Underground feasibility study will be released in the second quarter of 2026.

●	Jerritt Canyon (0.5% NSR) – First Majestic disclosed on January 15, 2026 that it had completed 5,889m of drilling in the fourth quarter of 2025 and 18,410m of drilling in 2025. It further disclosed that it plans to release the 2025 drill program results in the first quarter of 2026.
●	Odyssey (0.5% - 3.0% NSR, partial coverage) – Agnico Eagle reported on February 12, 2026 that the shaft sinking project at Odyssey remains ahead of schedule; completion of the first phase is expected in the first quarter of 2027 and extension to its final depth in 2031. It further disclosed that it is advancing a technical evaluation of a potential second shaft, with such evaluation expected to be completed at the end of 2026 and formal permit submission expected in early 2027. It also disclosed that, subject to permitting and board approval, construction, shaft sinking, and development of the associated underground material-handling and production infrastructure would be expected to take place over a four-year period, positioning the project for potential initial production in 2033. Exploration drilling at Odyssey totalled 233,754m in 2025 leading to overall growth of mineral reserves and resources.
●	Ren (1.5% NSR & 3.5% NPI) – Barrick disclosed in its Management’s Discussion and Analysis for the year ended December 31, 2025 that work continues at the Ren project, the underground extension of the Goldstrike Mine along the Carlin Trend in Nevada, USA. It disclosed that the ventilation shaft excavation is nearly complete to pre-sink target depth, and site sinking facility construction and Galloway erection is nearing completion. It further disclosed that, as of December 31, 2025, its project spend was US$167 million (including US$29 million in the fourth quarter of 2025) of an estimated capital cost of US$410 to US$470 million on a 100% basis. Barrick continues to expect that Ren will be in full production in 2027, with anticipated average production of 140,000oz gold per year on a 100% basis.
●	South Railroad (0.44% NSR, partial coverage) – Orla Mining released highlights of an optimized National Instrument 43-101 (“NI 43-101”) feasibility study on January 15, 2026 which it said reaffirms South Railroad’s robust economics. It also disclosed that the project is advancing through federal and state approvals, with the BLM Record of Decision targeted for mid-2026.
●	Tonopah West (3.0% NSR) – Blackrock Silver announced on January 8, 2026 that it closed a C$15 million financing. It disclosed that the net proceeds of the offering will be used to fund exploration, permitting, and pre-development activities on the Tonopah West project and for general working capital. Blackrock Silver announced on December 2, 2025 that its eastern expansion drill program identified at least three distinct mineralized structures. Blackrock Silver is on track to release a mineral resource estimate and preliminary economic assessment in February 2026.
●	Vareš (100% copper stream) – DPM Metals reported on February 10, 2026 that production recommenced in January as planned at Vareš. It disclosed that production in 2026 is now expected to be better as compared to its most recent technical report with increased metal production due to tonnage and grades.

David Garofalo, Chairman & Chief Executive Officer, commented: “We are pleased with the development progress of our operators in 2025 and the trajectory of their plans in 2026 and are excited to see significant progress being made on cornerstone assets in 2026 and we anticipate further positive updates throughout the year. In only five years since our IPO, our portfolio has expanded and matured significantly. More assets are moving through development and towards production. We expect that these cash-flowing assets will drive meaningful revenue and cash flow growth for Gold Royalty in 2026 and through the medium-term, including through ongoing development at Granite Creek, Odyssey, Ren, South Railroad, and Tonopah West, which are expected to contribute significant revenues and cash flows in 2027-2030 based on expected timelines as announced by their operators.”

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under NI 43-101 and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases, announcements and other disclosures of such operators referenced herein. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. In some cases, the Company’s royalties and other interests do not apply to the entirety of the applicable operator’s project areas.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including expectations regarding future revenues from royalties and the Company’s business plans. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.